                                                                       EXHIBIT D


                            SHARE EXCHANGE AGREEMENT


         THIS SHARE EXCHANGE AGREEMENT (this "Agreement") is entered into as of this 19th day of July, 1999 by and between Enron Corp., an Oregon corporation ("Enron"), and Enron Oil & Gas Company, a Delaware corporation ("EOG"). Enron and EOG are referred to collectively herein as the "Parties" and individually as a "Party."

                                    RECITALS

         WHEREAS, Enron owns 82,270,000 shares of common stock, par value $.01 per share of EOG ("EOG Common Stock"), or approximately 53.5% of the outstanding EOG Common Stock;

         WHEREAS, Enron Oil & Gas International, Inc., a Delaware corporation and a wholly owned subsidiary of EOG ("EOG International"), owns (a) all of the issued and outstanding capital stock (the "EOG India Shares") of EOGI-India, Inc., a Delaware corporation ("EOG India HoldCo"); (b) all of the issued and outstanding capital stock (the "EOG China Sichuan Shares") of EOGI-China (Sichuan), Inc., a Delaware corporation ("EOG China Sichuan"), and (c) all of the issued and outstanding capital stock (the "EOG China Delaware Shares") of EOGI-China, Inc., a Delaware corporation ("EOG China Delaware");

         WHEREAS, EOG India HoldCo owns all of the issued and outstanding capital stock of Enron Oil & Gas India Ltd., a Cayman Islands corporation ("EOG India Cayco");

         WHEREAS, EOG China Sichuan owns all of the issued and outstanding capital stock of EOGI China Company, a Cayman Islands corporation ("EOG China Cayco"), and EOG China Cayco owns all of the issued and outstanding capital stock of Enron Oil & Gas China Ltd., a Cayman Islands corporation ("EOG China Limited");

         WHEREAS, EOG China Delaware owns all of the issued and outstanding capital stock of Enron Oil & Gas China International Ltd., a Cayman Islands corporation ("EOG China International");

         WHEREAS, subject to the terms and conditions set forth in this Agreement, Enron desires to transfer to EOG 62,270,000 of the shares of EOG Common Stock owned by Enron in exchange for all of the EOG India Shares; and

         WHEREAS, this Agreement and the transactions contemplated hereby have been unanimously approved by the Board of Directors of EOG and unanimously recommended to the Board of Directors by a committee of the Board of Directors consisting solely of two directors not employed by, or otherwise having any relationship with, Enron or EOG other than as directors of EOG (the "Special Committee");

         NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and covenants herein contained, and other good and valuable consideration, the receipt of which are hereby acknowledged, the Parties hereby agree as follows:

                                   ARTICLE 1.

                                   DEFINITIONS

         Capitalized terms not otherwise defined herein used in this Agreement shall have the meanings ascribed to them in this Article 1.

         "Acquired Companies" means collectively EOG India HoldCo, EOG China Sichuan (until the merger contemplated by Section 2.1(a) has been consummated), EOG China Delaware, EOG India Cayco, EOG China Cayco, EOG China International and EOG China Limited.

         "Affiliate" shall mean with respect to any Person, any Person which, directly or indirectly, controls, is controlled by, or is under a common control with, such Person. The term "control" (including the terms "controlled by" and "under common control with") as used in the preceding sentence means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise. Notwithstanding the foregoing, unless otherwise expressly stated and except for purposes of the definition of Unitary Tax, for purposes of this Agreement (a) EOG and its Subsidiaries shall not be deemed to be Affiliates of Enron, (b) any Person who would be an Affiliate of EOG solely because such Person is an Affiliate of Enron shall not be deemed to be an Affiliate of EOG and (c) Enron shall not be deemed to be an Affiliate of EOG.

         "Aircraft Agreements" means collectively (a) the Aircraft Sublease Agreement, dated as of June 12, 1997, among Wilmington Trust Company, Enron and EOG, (b) the N5731 Aircraft Subleasing Agreement, dated as of December 23, 1997, among Wilmington Trust Company, ECT Investing Partners L.P., Enron and EOG and
(c) the N5732 Aircraft Subleasing Agreement, dated as of December 23, 1997, among Wilmington Trust Company, ECT Investing Partners L.P., Enron and EOG.

         "EOG Group" means the affiliated group of corporations of which EOG is the common parent corporation within the meaning of section 1504(a) of the Code, and any analogous definition under applicable state Income Tax law of a group of corporations filing a Tax Return relating to consolidated or combined Tax liability or a Unitary Tax Return of which EOG is the common parent corporation.

         "Business Day" shall mean any day other than a day on which banks in the State of Texas are authorized or obligated to be closed.

         "Business Opportunity Agreement" shall mean the Equity Participation and Business Opportunity Agreement between EOG and Enron dated December 9, 1997, as amended, as the same may be further amended from time to time.

         "Claim" shall mean all demands, claims, actions, investigations, proceedings and arbitrations, whether or not ultimately determined to be valid.

         "Code" shall mean the Internal Revenue Code of 1986, as amended.

         "Enron Benefit Plans" shall mean collectively, each Plan and each other program, contract, fringe benefit or arrangement providing for bonuses, remuneration, pensions, deferred compensation, retirement plan payments, profit sharing, incentive or other pay, hospitalization or medical expenses or insurance sponsored by Enron for its employees and its participating employer companies (including EOG and its Subsidiaries) and their employees.

         "Enron Group" means the affiliated group of corporations of which Enron is the common parent corporation within the meaning of section 1504(a) of the Code, and any analogous definition under applicable state Income Tax law of a group of corporations filing a Tax Return relating to consolidated or combined Tax liability or a Unitary Tax Return of which Enron is the common parent corporation.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

         "Fully Diluted EOG Shares" means, on any given date, the shares of EOG Common Stock issued and outstanding on such date, together with the shares of EOG Common Stock issuable by EOG upon the exercise, conversion or exchange of any outstanding stock options, warrants, agreements, securities, rights or other instruments, but only to the extent that any of the foregoing are exercisable or will be exercisable on or prior to December 31, 1999, and only to the extent that any of the foregoing have an exercise price, conversion price or exchange ratio of less than $22.00 per share.

         "Governmental Authority" or "Governmental Authorities" shall mean the United States and any foreign, state, county, city or other political subdivision, agency, court or instrumentality.

         "Income Tax" means any Tax based on or measured by net income.

         "knowledge" means, with respect to any Party, the actual knowledge of any executive officer of such Person.

         "Laws" shall mean any constitution, statute, code, regulation, rule, injunction, judgment, order, decree or ruling of any applicable Governmental Authority.

         "Lock-up Expiration Date" shall mean the date that is six months after the Closing Date.

         "Loss" or "Losses" shall mean all debts, liabilities, losses, penalties, fines, assessments, settlements, judgments, costs (including, but not limited to, remediation costs) and expenses (including, without limitation, involving theories of negligence or strict liability and including court costs and attorneys' fees), other than Taxes.

         "Material Adverse Effect" shall mean, with respect to any given Person, any event, circumstance, condition, development or occurrence causing, resulting in or having an adverse effect on the financial condition, business, assets or properties that is material to such Person and its Subsidiaries, taken as a whole; provided, that such term shall not include effects that result from market conditions generally in the oil and gas industry.

         "Oil and Gas Interests" shall mean (a) direct and indirect interests in and rights with respect to oil, gas, mineral, and related properties and assets of any kind and nature, direct or indirect, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other nonworking interests and nonoperating interests; (b) all interests in rights with respect to hydrocarbons and other minerals or revenues therefrom, all contracts in connection therewith and claims and rights thereto (including all oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements, and in each case, interests thereunder);
(c) surface interests, fee interests, reversionary interests, reservations, and concessions related to the foregoing; (d) all easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and (e) all interests in equipment and machinery (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries, and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing.

         "Pension Plan" shall mean any "employee pension benefit plan" as such term is defined in Section 3(2) of ERISA that is maintained or sponsored by Enron.

         "Plan" shall mean any "employee benefit plan" as such term is defined in Section 3(3) of ERISA, including without limitation any Pension Plan.

         "Person" shall mean any natural person, firm, partnership, association, corporation, limited liability company, trust, entity, public body or government.

         "Pre-Closing Period" means any taxable period ending on or before the Closing Date.

         "Reasonable Efforts" shall mean a party's efforts in accordance with reasonable commercial practices and without the payment of any money to any third party except the incurrence of reasonable expenses that are insignificant in amount.

         "Registration Rights Agreement" means the Stock Restriction and Registration Rights Agreement dated as of August 23, 1989 between Enron and EOG, as amended.

         "Retained Shares" shall mean any of the shares of EOG Common Stock beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by Enron other than the Exchanged Shares (or shares that will become the Exchanged Shares).

         "Securities Act" shall mean the Securities Act of 1933, as amended.

         "Standstill Expiration Date" shall mean the later of (a) the second anniversary of the Closing Date and (b) the earliest date that Enron ceases to beneficially own more than 5% of the issued and outstanding shares of EOG Common Stock.

         "Straddle Period" means any taxable period beginning on or before and ending after the Closing Date.

         "Subsidiary" or "Subsidiaries" of a specified Person shall mean any corporation, partnership, limited liability company, joint venture or other legal entity of which the specified Person (either alone and/or through and/or together with any other Subsidiary) owns, directly or indirectly, 50% or more of the stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity or of which the specified Person controls the management. Notwithstanding the foregoing, unless otherwise expressly stated for purposes of this Agreement, EOG and its Subsidiaries shall not be deemed to be Subsidiaries of Enron.

         "Tax" or "Taxes" means any and all federal, state, local, foreign or (American) Indian nation taxes, duties, levies, imposts, or withholdings of any nature whatsoever (including, without limitation, income, franchise, gross receipts, sales, rental, use, turnover, value added, property (tangible and intangible), windfall profit, goods and services, excise and stamp taxes), together with any and all assessments, penalties, fines, additions and interest relating thereto.

         "Termination Date" shall mean November 1, 1999.

         "Third Party Claim" shall mean a Claim asserted against an Indemnified Party by a Person other than a party to this Agreement or any Affiliate thereof that could give rise to a right of indemnification under this Agreement, other than a Claim for or related to Taxes.

         "Unitary Tax" means a state Income Tax that reflects the combined and/or consolidated tax reporting (either on a domestic or worldwide basis) of a corporation and its Affiliates and that is imposed by that state either (i) on its apportioned and/or allocable share of the net income of a taxpayer and its United States Affiliates that are engaged in a unitary business, part of which is conducted in the state or (ii) on its apportioned and/or allocable share of the net income of a taxpayer and its Affiliates, both domestic and foreign, that are engaged in a unitary business. A "unitary business" is a group of affiliated corporations that (i) exhibits common ownership, centralized management, functional integration, and/or economies of scale, or (ii) is doing business in the state and included in a consolidated federal Income Tax return.

         "Unitary Tax Return" shall have the meaning given such term in Article 10.

                                   ARTICLE 2.

                                THE TRANSACTIONS

         2.1 Contributions. Subject to the terms and conditions set forth in this Agreement, prior to the consummation of the Share Exchange the following transactions shall be consummated:

                  (a) EOG shall cause EOG China Sichuan to be merged into EOG International;

                  (b) EOG may, in its discretion, cause EOG International to be merged into EOG (any such merger into EOG, the "EOG International Merger") or into a limited liability company (provided that such limited liability company is disregarded as an entity separate from EOG for Income Tax purposes) wholly owned by EOG, provided that if EOG International is merged into such a limited liability company, then references in this Agreement to EOG International shall refer to such limited liability company after such merger occurs and to EOG International prior to such merger;

                  (c) EOG shall cause EOG International to contribute (or, if the EOG International Merger occurs pursuant to Section 2.1(b), EOG shall contribute) the shares of EOG China Cayco to EOG India HoldCo;

                  (d) EOG shall cause EOG India HoldCo to contribute the shares of EOG China Cayco to EOG India Cayco. Effective the day after such contribution (but prior to the day of the Share Exchange) EOG shall cause EOG China Cayco to elect to be disregarded as an entity separate from its owner pursuant to Treas. Reg. Section 301.7701-3;

                  (e) EOG shall contribute to EOG International, shall cause EOG International to contribute to EOG India HoldCo simultaneously with the receipt of such amount from EOG, and shall cause EOG India HoldCo to contribute to EOG India Cayco simultaneously with the receipt of such amount from EOG International, $600 million in cash (the "Contributed Amount"); provided, however, that if the EOG International Merger occurs pursuant to Section 2.1(b), EOG shall contribute the Contributed Amount directly to EOG India HoldCo;

                  (f) EOG shall cause EOG International to contribute (or, if the EOG International Merger occurs pursuant to Section 2.1(b), EOG shall contribute) to EOG India HoldCo the EOG China Delaware Shares;

                  (g) EOG shall cause EOG International to contribute (or, if the EOG International Merger occurs pursuant to Section 2.1(b), EOG shall contribute) to EOG India HoldCo, and shall cause EOG India HoldCo to contribute to EOG India Cayco simultaneously with the receipt of same from EOG International (or EOG), the balance as of the Closing Date of all receivables from EOG India Cayco;

                  (h) EOG shall cause EOG International to contribute (or, if the EOG International Merger occurs pursuant to Section 2.1(b), EOG shall contribute) to EOG India HoldCo, and shall cause EOG India HoldCo to contribute to EOG India Cayco simultaneously with the receipt of such amount from EOG International (or EOG), an amount of cash sufficient to allow EOG India Cayco to discharge all of its payables (including accrued interest) to Wilsyx International Finance B.V. as of the Closing Date, which payables shall be so discharged prior to the consummation of the Share Exchange;

                  (i) EOG shall cause EOG International to contribute (or, if the EOG International Merger occurs pursuant to Section 2.1(b), EOG shall contribute) to EOG India HoldCo, shall cause EOG India HoldCo to contribute to EOG India Cayco simultaneously with the receipt of same from EOG International (or EOG), and shall cause EOG India Cayco to contribute to EOG China Cayco simultaneously with the receipt of same from EOG India HoldCo, the balance as of the Closing Date of all receivables from EOG China Cayco; and

                  (j) EOG shall cause EOG International to contribute (or, if the EOG International Merger occurs pursuant to Section 2.1(b), EOG shall contribute) to EOG India HoldCo, shall cause EOG India HoldCo to contribute to EOG China Delaware simultaneously with the receipt of same from EOG International (or EOG), and shall cause EOG China Delaware to contribute to EOG China International simultaneously with the receipt of same from EOG India HoldCo, the balance as of the Closing Date of all receivables from EOG China International.

The transactions contemplated by this Section 2.1 of this Agreement (except for the EOG International Merger pursuant to Section 2.1(b)) shall be collectively referred to herein as the "Contributions."

         2.2 Share Exchange. Subject to the terms and conditions set forth in this Agreement, (a) prior to the transactions referred to in clauses (b) and (c) of this Section 2.2, EOG International shall distribute to EOG all of the EOG India Shares (unless EOG International is merged into EOG pursuant to Section 2.1(b)); (b) Enron shall transfer and assign to EOG an aggregate of 62,270,000 shares of EOG Common Stock owned by Enron (the "Exchanged Shares") and (c) in exchange therefor EOG shall transfer and assign to Enron all of the EOG India Shares. The transactions contemplated by this Section 2.2 of this Agreement shall be collectively referred to herein as the "Share Exchange."

         2.3 Closing. The closing of the transactions contemplated by Section
2.2 of this Agreement (the "Closing") shall take place at the offices of Vinson & Elkins L.L.P., 2300 First City Tower, 1001 Fannin, Houston, Texas 77002 at 9:30 a.m., Houston time, on the later of August 31, 1999 and the third Business Day following the satisfaction or waiver of the conditions set forth in Article 8 (other than the deliveries contemplated to occur at Closing), or at such other time as Enron and EOG shall agree in writing; provided, however, that if all of the conditions set forth in Article 8 (other than the deliveries contemplated to occur at Closing) have been satisfied or waived prior to August 31, 1999, EOG shall have the right, but not the obligation, to cause the Closing to occur on a Business Day after such waiver or satisfaction and prior to August 31, 1999 by giving at least three Business Days notice to Enron of the rescheduled date of Closing. The date upon which the Closing occurs shall be referred to herein as the "Closing Date."

         2.4 Deliveries at or Prior to the Closing.

         (a) At or prior to the Closing, EOG will, or will (if applicable) cause EOG International to, deliver to Enron:

                  (i) written evidence reasonably satisfactory to Enron of the consummation of the Contributions as contemplated by Section 2.1 of this Agreement;

                  (ii) the certificate required to be delivered by EOG pursuant to Section 8.2(d) of this Agreement; and

                  (iii) stock certificates representing all of the EOG India Shares endorsed in blank or accompanied by duly executed assignment documents.

         (b) At or prior to the Closing, Enron will deliver to EOG:

                  (i) the certificate required to be delivered by Enron pursuant to Section 8.3(c) of this Agreement;

                  (ii) stock certificates representing all of the Exchanged Shares endorsed in blank or accompanied by duly executed assignment documents; and

                  (iii) written evidence reasonably satisfactory to EOG of the resignation, effective upon the Closing, as a director of EOG of each of the following individuals: Kenneth L. Lay, Jeffrey K. Skilling; James V. Derrick, Jr.; Ken L. Harrison; Richard A. Causey; and John H. Duncan (or any successors thereto or additional directors appointed without the concurrence of the Special Committee) (collectively, the "Resigning Directors").

                                   ARTICLE 3.

                     REPRESENTATIONS AND WARRANTIES OF ENRON

         Enron hereby represents and warrants to EOG as follows, subject to the matters set forth in the disclosure schedule delivered by Enron to EOG on the date hereof (the "Enron Disclosure Schedule") and, provided that the disclosures made on any section of the Enron Disclosure Schedule with respect to any representation or warranty shall be deemed to be made with respect to any other representation or warranty requiring the same or similar disclosure to the extent that the relevance of such disclosure to other representations and warranties is evident from the face of the applicable section of the Enron Disclosure Schedule:

         3.1 Organization. Enron is a corporation duly organized, validly existing and in good standing under the Laws of the State of Oregon, with full corporate power, right and authority to own and lease the properties and assets it currently owns and leases and to carry on its business as such business is currently being conducted.

         3.2 Qualification. Enron is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business as now conducted or the character of the property owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not or would not reasonably be expected to, have a Material Adverse Effect on Enron.

         3.3 Authorization of this Agreement; No Violation. This Agreement has been duly executed and delivered by Enron. Enron has the full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Enron of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action on the part of Enron. Except as disclosed in Section 3.3 of the Enron Disclosure Schedule, neither the execution and delivery by Enron of this Agreement nor the consummation by Enron of the transactions contemplated hereby will conflict with, result in a breach, default or violation of, or require the consent of any third party under,

                  (a) the terms, provisions or conditions of the certificate of incorporation or bylaws of Enron;

                  (b) any judgment, decree or order or any Law to which Enron is a party or is subject that would, or would reasonably be expected to, have a Material Adverse Effect on Enron; or

                  (c) any material contract, agreement, lease, license or other arrangement to which Enron or one of its Subsidiaries is a party or by which it or one of its Subsidiaries, or any of their respective properties, is bound that would, or would reasonably be expected to, have a Material Adverse Effect on Enron.

         3.4 Governmental Consents. Except as disclosed in Section 3.4 of the Enron Disclosure Schedule, no consent, action, approval or authorization of, or registration, declaration or filing with, any Governmental Authority is required to authorize, or is otherwise required in connection with, the execution and delivery by Enron of this Agreement or Enron's performance of the terms of this Agreement or the validity or enforceability hereof against Enron.

         3.5 Enforceability. This Agreement constitutes the legal, valid and binding obligation of Enron enforceable against Enron in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors' rights generally and general principles of equity.

         3.6 Ownership of Exchanged Shares. Enron is the record and beneficial owner of all of the Exchanged Shares, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities Laws), claims, liens for taxes, security interests, options, warrants, rights, contracts, calls, commitments, equities and demands. Enron has the sole right to vote the Exchanged Shares. None of the Exchanged Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Exchanged Shares, and no proxy, power of attorney or other authorization has been granted with respect to any of the Exchanged Shares. Other than as set forth in this Agreement, neither Enron nor any of its Subsidiaries is a party to any contracts, agreements, commitments or other arrangements, including any options, warrants or other rights, obligating Enron or any of its Subsidiaries to sell, dispose of or encumber any of the Exchanged Shares.

         3.7 Brokers' Fees. Except for Credit Suisse First Boston Corporation, Enron has no liability or obligation to pay any fees or commissions to any broker or finder with respect to the transactions contemplated by this Agreement. Enron shall be solely responsible for all fees payable to any broker or finder engaged on behalf of Enron with respect to the transactions contemplated by this Agreement.

         3.8 Investment. Enron is not acquiring the EOG India Shares with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act. Enron, together with its directors and executive officers and advisors, is familiar with investments of the nature of the EOG India Shares, understands that this investment involves substantial risks, has adequately investigated the Acquired Companies and has substantial knowledge and experience in financial and business matters such that it is capable of evaluating, and has evaluated, the merits and risks inherent in acquiring the EOG India Shares, and is able to bear the economic risks of such investment.

         3.9 Litigation. Except as disclosed in Enron's Annual Report on Form 10-K for the year ended December 31, 1998 or Enron's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as of the date hereof, there are no actions, suits, proceedings or governmental investigations or inquiries pending, or to the knowledge of Enron, threatened, against Enron, its Subsidiaries or any of their respective properties, assets, operations or businesses that would, or would reasonably be expected to, have a Material Adverse Effect on Enron.

         3.10 Tax Representations and Warranties.

                  (a) Immediately after the Share Exchange, EOG India HoldCo will be engaged in the active conduct of a trade or business within the meaning of section 355(b)(1)(A) (without regard to section 355(b)(2)(B)) of the Code.

                  (b) Following the Share Exchange, EOG India Cayco will continue, independently of EOG and EOG International and with its separate employees, the active conduct of the business conducted by EOG India Cayco prior to the Share Exchange.

                  (c) Enron has no plan or intention to sell, exchange, transfer by gift, or otherwise dispose of any stock in, or securities of, any of the Acquired Companies following the Share Exchange.

                  (d) There is no plan or intention by any of the Acquired Companies to redeem or otherwise acquire any of its outstanding stock following the Share Exchange.

                  (e) There is no plan or intention to sell or otherwise dispose of the assets of any of the Acquired Companies following the Share Exchange, except in the ordinary course of business.

                  (f) Following the Share Exchange, EOG India Cayco will use the Contributed Amount for expansion of its existing business and to make debt and equity investments in related and unrelated parties for use in operations outside the United States.

                  (g) It is Enron's intention to sell the Retained Shares in the manner permitted by Section 6.2(c) as soon as is reasonably practical and consistent with market conditions.

                  (h) Enron has no plan or intention to violate, or take any action inconsistent with, any of its covenants in Section 6.1 or 6.3 of this Agreement.

                  (i) Enron has owned, either directly or through a wholly owned subsidiary of Enron, the Exchanged Shares and the Retained Shares during the entire period beginning on October 9, 1990 and ending on the Closing Date. During such period, Enron has not acquired any of the Exchanged Shares or the Retained Shares by purchase (within the meaning of section 355(d) of the Code).

                  (j) To the knowledge of Enron, no disposition by Enron or any Affiliate of Enron of EOG Common Stock during the five-year period preceding the Closing Date was made to one or more Persons acting pursuant to a plan or arrangement of such Person or Persons to acquire at least 50% of the outstanding shares of EOG Common Stock.

                  (k) The dispositions by Enron of EOG Common Stock in March 1996, May 1996, June 1996, August 1996, September 1996 and November 1996 were made on the open market in broker transactions. The dispositions by Enron of EOG Common Stock in December 1995 were made in a public offering through underwriters.

                  (l) Enron has no knowledge of any plan or intention of any Person (or Persons acting in concert) to acquire at least 5% of the outstanding shares of EOG Common Stock after the date hereof; provided, however, that the Parties acknowledge and agree that any proposals or indications of interest received by or on behalf of, or discussions or negotiations with, Enron or EOG prior to the date hereof shall not be deemed to constitute any such plan or intention if such proposals, indications of interest, discussions or negotiations would violate the provisions of, or be inconsistent with the transactions contemplated by, this Agreement.

                                   ARTICLE 4.

                      REPRESENTATIONS AND WARRANTIES OF EOG

         EOG hereby represents and warrants to Enron as follows, subject to the matters set forth in the disclosure schedule delivered by EOG to Enron on the date hereof (the "EOG Disclosure Schedule"), and, provided that the disclosures made on any section of the EOG Disclosure Schedule with respect to any representation or warranty shall be deemed to be made with respect to any other representation or warranty requiring the same or similar disclosure to the extent that the relevance of such disclosure to other representations and warranties is evident from the face of the applicable section of the EOG Disclosure Schedule:

         4.1 Organization. Each of EOG and (until the EOG International Merger occurs, if it occurs) EOG International is a corporation (or, in the case of EOG International, if it is merged into a limited liability company pursuant to
Section 2.1(b), a limited liability company) duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power, right and authority to own and lease the properties and assets it currently owns and leases and to carry on its business as such business is currently being conducted. Each of the Acquired Companies is duly organized, validly existing and (to the extent the concept is recognized in the applicable jurisdiction) in good standing under the Laws of its respective jurisdiction of incorporation, with full company power, right and authority to own and lease the properties and assets it currently owns and leases and to carry on its business as such business is currently being conducted.

         4.2 Qualification. Each of EOG, (until the EOG International Merger occurs, if it occurs) EOG International, and each of the Acquired Companies is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business as now conducted or the character of the property owned or leased by it makes such qualification necessary (in each case to the extent such concept is recognized in the applicable jurisdiction), except where the failure to be so qualified or in good standing would not, or would not reasonably be expected to, have a Material Adverse Effect on the Acquired Companies, taken as a whole, or EOG.

         4.3 Authorization of Agreement; No Violation. This Agreement has been duly executed and delivered by EOG. EOG has the full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by EOG of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action on the part of EOG. Without limiting the generality of the foregoing, this Agreement and the transactions contemplated hereby have been unanimously approved by the Board of Directors of EOG and have been unanimously recommended to the Board of Directors by the Special Committee. Except as disclosed in Section 4.3 of the EOG Disclosure Schedule, neither the execution and delivery by EOG of this Agreement nor the consummation by EOG of the transactions contemplated hereby will conflict with, result in a breach, default or violation of, or require the consent of any third party under,

                  (a) the terms, provisions or conditions of the certificate of incorporation or bylaws or other organizational documents of EOG or any of its Subsidiaries;

                  (b) any judgment, decree or order or any Law to which EOG or any of its Subsidiaries is a party or is subject that would, or would reasonably be expected to, have a Material Adverse Effect on the Acquired Companies, taken as a whole, or EOG; or

                  (c) any material contract, agreement, lease, license or other arrangement to which EOG or one of its Subsidiaries is a party or by which it or one of its Subsidiaries, or any of their respective properties, is bound that would, or would reasonably be expected to, have a Material Adverse Effect on EOG or the Acquired Companies, taken as a whole.

         4.4 Governmental Consents. Except as disclosed in Section 4.4 of the EOG Disclosure Schedule, no consent, action, approval or authorization of, or registration, declaration or filing with, any Governmental Authority is required to authorize, or is otherwise required in connection with, the execution and delivery by EOG of this Agreement or EOG's performance of the terms of this Agreement or the validity or enforceability hereof against EOG.

         4.5 Enforceability. This Agreement constitutes the legal, valid and binding obligation of EOG enforceable against EOG in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors' rights generally and general principles of equity.

         4.6 Ownership of EOG India Shares. EOG International (or, if the EOG International Merger occurs, then EOG) is the record and beneficial owner of all of the EOG India Shares free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities Laws), claims, liens for taxes, security interests, options, warrants, rights, contracts, calls, commitments, equities and demands. There are no outstanding shares of any class of capital stock of EOG India HoldCo (other than the EOG India Shares) or any securities convertible into or exercisable or exchangeable for any class of capital stock of EOG India HoldCo. EOG International (or, if the EOG International Merger occurs, then EOG) has the sole right to vote all of the EOG India Shares. None of the EOG India Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such shares, and no proxy, power of attorney or other authorization has been granted with respect to any of such shares. Other than as set forth in this Agreement, there are no contracts, agreements, commitments or other arrangements, including any options, warrants or other rights, obligating EOG, EOG India HoldCo or any other Person to issue, sell, dispose of or encumber any shares of any class of EOG India HoldCo capital stock.

         4.7 Brokers' Fees. Except for Goldman, Sachs & Co., Banc of America Securities LLC, and J. P. Morgan Securities Inc., neither EOG nor any of its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker or finder with respect to the transactions contemplated by this Agreement. EOG shall be solely responsible for all fees payable to any broker or finder engaged on behalf of EOG or any board committee thereof with respect to the transactions contemplated by this Agreement.

         4.8 Litigation. Except as set forth in Section 4.8 of the EOG Disclosure Schedule or in EOG's Annual Report on Form 10-K for the year ended December 31, 1998 or EOG's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as of the date hereof, there are no actions, suits, proceedings or governmental investigations or inquiries pending, or to the knowledge of EOG, threatened, against EOG, its Subsidiaries or any of their respective properties, assets, operations or businesses that would, or would reasonably be expected to, have a Material Adverse Effect on the Acquired Companies, taken as a whole, or EOG.

         4.9 Tax Representations and Warranties.

                  (a) EOG has owned all of the outstanding stock of EOG International, and EOG International has (or, if the EOG International Merger occurs, then EOG International and EOG, collectively, have) owned all of the EOG India Shares, during the entire five-year period ending on the date of the Share Exchange.

                  (b) Immediately after the Share Exchange, EOG will be engaged in the active conduct of a trade or business within the meaning of section 355(b)(2) of the Code, and such trade or business has been actively conducted throughout the five-year period ending on the date of the Share Exchange.

                  (c) Following the Share Exchange, EOG will continue, independently of the Acquired Companies and with its separate employees, the active conduct of the business conducted by EOG prior to the Share Exchange.

                  (d) EOG intends to complete on the Closing Date or within one year after the Closing Date a stock offering of at least 10,000,000 shares of EOG Common Stock the proceeds of which will be used to fund operations, capital expenditures, acquisitions, the retirement of indebtedness, or other business needs, unless market conditions change materially and adversely with respect to completion of such stock offering on or after the Closing Date.

                  (e) To their knowledge, the management of EOG is not aware of any plan or intention on the part of any particular shareholder or security holder of EOG (other than Enron) to sell, exchange, transfer by gift, or otherwise dispose of any stock in, or securities of, EOG following the Share Exchange, other than through public market trading.

                  (f) There is no plan or intention by EOG, directly or through any Subsidiary, to purchase any of its outstanding stock following the Share Exchange.

                  (g) EOG has no plan or intention to sell or otherwise dispose of the assets of EOG after the Share Exchange, except in the ordinary course of business and except for sales or dispositions of assets that EOG believes do not have significant value.

                  (h) None of EOG, EOG International and EOG India HoldCo is an investment company as defined in section 368(a)(2)(F)(iii) and (iv) of the Code.

                  (i) Neither EOG nor EOG International will own any equity interest in EOG India HoldCo following the Share Exchange.

                  (j) As of the time immediately prior to the Share Exchange, EOG India HoldCo has never had any Texas gross receipts for Texas franchise tax purposes.

         4.10. Financing Commitment. EOG has obtained a commitment (the "Financing Commitment") from Bank of America, N.A. to finance the Contributed Amount as well as any fees or expenses required to be paid by EOG in connection with the transactions contemplated by this Agreement. A true and correct copy of the Financing Commitment has been provided to Enron.

                                   ARTICLE 5.

                           COVENANTS OF ENRON AND EOG

         5.1 Reasonable Efforts; Consents. Each of the Parties shall use its Reasonable Efforts to obtain the satisfaction of all conditions to the Closing attributable to such Party in an expeditious manner. Each of the Parties will use its Reasonable Efforts to obtain the authorizations, consents, orders and approvals of Governmental Authorities and any other third parties that may be or become necessary or advisable for the performance of its obligations pursuant to this Agreement and the consummation of the transactions contemplated hereby and will cooperate in all reasonable respects with each other in promptly seeking to obtain such authorizations, consents, orders and approvals as may be necessary or advisable for the performance of their respective obligations pursuant to this Agreement. In addition, each Party shall make all filings required to be made by such party in connection with this Agreement or necessary or desirable to achieve the purposes contemplated hereby, and shall cooperate as needed with respect to any such filing by the other Party. Except as required by Law, none of the Parties will take any action that is reasonably likely to have the effect of delaying, impairing or impeding in any material respect the receipt of any required approvals and each of the Parties will use its Reasonable Efforts to secure such approvals as promptly as possible.

         5.2 Delivery and Retention of Records.

                  (a) On the Closing Date, EOG shall deliver or cause to be delivered to Enron all material agreements, documents, books, records and files (collectively, "Acquired Companies Records"), if any, in the possession of EOG or any of its Subsidiaries relating to the business and operations of the Acquired Companies to the extent not then in the possession of the Acquired Companies, subject to the following exceptions: (i) Enron recognizes that certain Acquired Companies Records may contain incidental information relating to the Acquired Companies or may relate primarily to Subsidiaries or divisions of EOG other than the Acquired Companies, and that EOG may retain such Acquired Companies Records and shall provide copies of the relevant portions thereof to Enron at EOG's cost and (ii) EOG may retain any tax returns and reports, forms or workpapers relating thereto, and Enron shall be provided with copies of such returns, reports, forms or workpapers, only to the extent that they relate to the Acquired Companies' separate returns or separate tax liability.

                  (b) Enron agrees (i) to hold the Acquired Companies Records and not to destroy or dispose of any thereof for a period of six years from the Closing Date or such longer time as may be required by Law, provided that, if it desires to destroy or dispose of such Acquired Companies Records during such period, it will first offer in writing at least 90 days prior to such destruction or disposition to surrender them to EOG and if EOG does not accept such offer within 60 days after receipt of such offer, Enron may take such action and (ii) following the Closing Date to afford EOG and its accountants and counsel, during normal business hours, upon reasonable request, at any time, full access to the Acquired Companies Records and to Enron's and the Acquired Companies' employees to the extent that such access may be requested for any legitimate purpose at no cost to EOG (other than for reasonable out-of-pocket expenses), provided, however, that such access will not operate to cause the waiver of any attorney-client, work product or like privilege; provided further, that in the event of any litigation nothing herein shall limit either party's rights of discovery under applicable Law. Notwithstanding the foregoing, Enron shall be entitled to convey all or any portion of the Acquired Companies Records in connection with the sale, if any, of all or any portion of the capital stock, business or assets of the Acquired Companies to the purchaser of such capital stock, business or assets of any of the Acquired Companies; provided, that the purchaser of such capital stock, business or assets agrees to be bound by the terms of this

         Section 5.2(b). Enron shall have the same rights, and EOG the same obligations, as are set forth above in this Section 5.2(b) with respect to any copies of Acquired Companies Records pertaining to any of the Acquired Companies that are retained by EOG, with the exception of tax returns retained by EOG, provided that such access will not operate to cause the waiver of any attorney-client, work product, or like privilege.

         5.3 Notice of Certain Events. Each Party will notify the other Party of:

                  (a) any notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

                  (b) any notice from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

                  (c) any actions, suits, claims, investigations or proceedings commenced or threatened, which, if pending on the date of this Agreement, would have been required to have been disclosed by it pursuant to Sections 3.9 or 4.8.

         5.4 Corporate Name, Trademarks, Etc. Pursuant to Section 5 of the Non-Exclusive License Agreement between Enron and EOG dated as of December 9, 1997 (the "License Agreement"), the License Agreement and the non-exclusive license granted thereunder shall be terminated six months after the Closing Date in accordance with the terms of the License Agreement. The Parties hereby amend
Section 7 of the License Agreement such that the references therein to "eighteen months" shall be "twelve (12) months."

         5.5 EOG International Guarantee. Enron will use its Reasonable Efforts to replace as soon as practicable the current guarantees (the "India Guarantees") by EOG International to the Indian government of EOG India Cayco's obligations under any applicable production sharing contracts, it being acknowledged that such replacement will not be a condition to Closing. During any period that such replacement does not occur, or if such replacement never occurs, then Enron will indemnify, defend and hold harmless EOG, its Affiliates and their respective directors, officers, shareholders and employees (each a "EOG Party" and collectively, the "EOG Parties"), from and against all Claims (including, without limitation, any Claims for Taxes) and Losses asserted against, imposed upon, or incurred by any EOG Party, directly or indirectly, by reason of, arising out of, or resulting from any requirement (or any assertion, Claim or allegation by or on behalf of any beneficiary of the India Guarantee as to any requirement) for EOG International (or, if the EOG International Merger occurs pursuant to Section 2.1(b), EOG) to honor the India Guarantees. EOG agrees to use its Reasonable Efforts to assist Enron in implementing the replacement of the guarantee contemplated by this Section. EOG further agrees not to modify the terms of any India Guarantee, or to consent to any modification, without the prior written consent of Enron, which consent shall not be unreasonably withheld or delayed.

         5.6 North Milton Field. The Parties acknowledge that under the terms of that certain letter agreement by and between Enron Natural Gas Marketing & Storage Company, a wholly owned subsidiary of Enron ("NGMS"), and EOG dated as of January 9, 1989 (the "Bammel Agreement"), NGMS has the right to acquire, on the terms and conditions set forth therein, EOG's interests (the "North Milton Interests") in the North Milton Field located in Harris County, Texas if EOG desires to sell the North Milton Interests or any part thereof or if EOG should cease to be a majority owned subsidiary of Enron (a "Change of Control"). Enron agrees that even if the execution of this Agreement or the consummation of the transactions contemplated hereby constitute a Change of Control, Enron shall not have the right to exercise its right to acquire the North Milton Interests; provided, however, if EOG or any of its Subsidiaries directly or indirectly transfers or otherwise disposes of any interest in the North Milton Interests to any third party not affiliated with EOG, or if following the Closing any Person acquires more than 50% of the voting stock of EOG, then Enron shall have the right to exercise its right to acquire the North Milton Interests (or in the case EOG or any of its Subsidiaries directly or indirectly transfers or otherwise disposes only a portion of their interest in the North Milton Interests, such portion of the North Milton Interests so transferred or otherwise disposed of) in accordance with the provisions of the Bammel Agreement. Furthermore, neither EOG nor any of its Subsidiaries may directly or indirectly transfer or otherwise dispose of all or a portion of the North Milton Interests unless the transferee thereof agrees to be bound by the provisions of this Section and the Bammel Agreement; provided that no such transfer shall relieve EOG of its obligations hereunder or under the Bammel Agreement.

         5.7 Employee Benefit and Compensation Matters.

         (a) As of the Closing Date, EOG and its Subsidiaries shall cease to be participating employers in Enron Benefit Plans and employees of EOG and its Subsidiaries shall cease to be participants in all Enron Benefit Plans, and all liability associated with such Enron Benefit Plans, including but not limited to funding, claims for events which occur prior to the Closing, earned or accrued benefits, fines, penalties and Taxes, shall remain the sole liability of Enron. Notwithstanding the foregoing, employees of EOG and its Subsidiaries who are participants in or who have accrued benefits under the Enron Executive Supplemental Survivor Benefits Plan, the Enron Performance Unit Plan and the Enron 1988 Deferral Plan shall remain entitled to benefits provided thereunder according to the terms and provisions of such plans, which if necessary shall be amended by Enron to recognize continuing service with EOG (or service with a member of a controlled group of corporations that includes EOG, within the meaning of Code Section 414(b)) as continued employment under such plans.

       (b) EOG shall promptly establish employee benefit plans for its employees for the period subsequent to the Closing. EOG shall promptly seek a favorable determination letter from the Internal Revenue Service for each such Plan that is intended to be tax qualified. Each EOG employee shall be given credit for all purposes under EOG's employee benefit plans, programs, practices and policies (in each case other than tax-qualified Pension Plans) for all service prior to the Closing Date with EOG and its Affiliates, or any predecessor employer, to the extent such credit was given under the Enron Benefit Plans ("Past Service"). With respect to any of the EOG employee benefit plans that is a tax qualified

Pension Plan, each EOG employee shall be given credit, to the extent he or she participates in any such Pension Plan, for all Past Service for purposes of eligibility to participate and vesting, but not for purposes of benefit accrual, except that EOG shall give credit for Past Service for purposes of benefit accrual for those employees of EOG who were not vested in Enron's Cash Balance Plan. Upon the Closing Date, Enron shall pay EOG an amount in cash equal to $1,850,000 which is attributable to the unvested accrued benefits of EOG's employees upon the cessation of EOG's participation in Enron's Cash Balance Plan. Upon establishment by EOG of a tax qualified defined contribution Pension Plan meeting the requirements of section 401(k) of the Code, and the issuance of a favorable determination letter by the Internal Revenue Service for such plan, Enron and EOG will cooperate for a trust-to-trust transfer of assets and assumption of liabilities (cash and Enron common stock) from the 401(k) Pension Plan sponsored by Enron to such 401(k) Pension Plan established by EOG. Subsequent to the Closing and until such transfer shall occur, Enron will accept non-payroll deducted loan payments from employees of EOG who have loans from their accounts in the Enron 401(k) Pension Plan.

         (c) As of the Closing, Enron shall cause the Enron Flexible Compensation Plan to be split into two identical plans, with one such plan designated the EOG Flexible Compensation Plan which shall cover EOG's employees and include their flexible spending account balances. As of the Closing, EOG shall assume and become financially responsible for the EOG Flexible Compensation Plan.

         (d) Prior to the Closing Date, representatives of Enron and EOG shall negotiate in good faith to develop a list (the "Enron Employee Offer List") of the names of employees of EOG and its Subsidiaries to whom Enron may make offers of employment effective as of the Closing Date on such terms and conditions as Enron in its sole discretion may determine, provided, however, it shall be a condition of employment of any such employee by Enron that such employee agree to execute an election in a form satisfactory to Enron and EOG to exchange all stock-based awards made to such employee under any stock plan maintained by EOG at an equal conversion value determined by Enron for equivalent stock awards made under a stock plan maintained by Enron. Subject thereto, neither Enron nor EOG (nor their respective Subsidiaries) may, prior to the Closing and for a one year period thereafter, without the prior written consent of the other Party, solicit to hire any employee of the other Party. Each employee of EOG listed on the Enron Employee Offer List who (i) accepts an offer of employment from Enron,
(ii) commences employment with Enron as of the Closing and (iii) is a participant in the EOG 1996 Deferral Plan shall cease deferrals to such Plan but remain entitled to benefits provided thereunder according to the terms and provisions of such Plan, which if necessary shall be amended by EOG to recognize continuing service with Enron (or service with a member of a controlled group of corporations that includes Enron, within the meaning of Code Section 414(b)) as continued employment under such Plan.

         (e) Enron shall assume EOG's liability for payment of awards becoming due after the Closing to employees of EOG who accept offers of employment from Enron made pursuant to preceding paragraph (d), pertaining to payments under EOG's 20 Bcfe Award Program attributable to Panna/Mukta, Tapti and China discoveries. A true and correct copy of the current form of such program has been furnished to Enron, and such program will not be amended without the prior written consent of Enron.

         5.8 Aircraft Leases. At the Closing, all of EOG's rights and obligations under each of the Aircraft Agreements shall be terminated.

         5.9 Office Space. Enron shall use its Reasonable Efforts to make available to EOG office space in Three Allen Center, Houston, Texas to which Enron currently has access that reasonably accommodates EOG. In the event that Enron makes available to EOG office space in Three Allen Center that reasonably accommodates EOG, (i) EOG shall promptly move its office to such location and vacate its current office space at 1400 Smith Street, Houston, Texas and (ii) Enron shall subsidize the rent that is payable by EOG for the offices located at Three Allen Center from the date that EOG vacates its offices at 1400 Smith Street through the date that is one year following the Closing Date by an amount equal to the aggregate rent subsidy that EOG would have otherwise been entitled to receive for its offices at 1400 Smith Street under the Services Agreement dated as of January 1, 1997 between Enron and EOG for the same period ("Services Agreement"). The obligations in this Section shall be in addition to Enron's obligations to pay for EOG's relocation expenses on the terms, and subject to the conditions, set forth in Section 11(d) of the Business Opportunity Agreement.

         5.10 Intercompany Agreements. In the event that there shall be any agreement between EOG or its Subsidiaries, on the one hand, and Enron or its Subsidiaries, on the other hand, in existence and effect as of the Closing Date that is not set forth on Appendix I (which has been mutually prepared and does not constitute a representation of either Party), then the Parties agree that, within 30 days after the date that one Party identifies any such agreement to the other Party, the Parties will negotiate in good faith whether to modify or terminate such agreement (or whether to take no action with respect thereto), it being understood that in the absence of any agreement to the contrary, such agreement will not be affected by the transactions contemplated by this Agreement, unless otherwise expressly provided for herein or in such agreement.

         5.11 Business Opportunity Agreement.

                  (a) The Parties hereby agree that Section 12 of the Business Opportunity Agreement is hereby amended, effective as of the date hereof, to the effect that Enron shall no longer have the rights set forth in such Section 12 to participate in any subsequent offerings of capital stock by EOG that are consummated simultaneously with, or after, the Closing; provided, however, that Enron shall continue to have the rights set forth in Section 6.2 hereof. If this Agreement is terminated without the occurrence of a Closing, then the amendment effected pursuant to this Section 5.11 shall be null and void ab initio.

                  (b) The Parties hereby agree that, notwithstanding anything to the contrary contained in the Business Opportunity Agreement, in the event that Enron is required pursuant to Section 4 of the Business Opportunity Agreement to offer to EOG a business opportunity that involves E& P Business Assets (as defined in the Business Opportunity Agreement) located in India or China, (i) if Enron so elects, EOG shall offer such business opportunity, at Enron's cost, to one of the Acquired Companies selected by Enron to pursue such opportunity and (ii) following the Closing, Enron shall be entitled, directly or indirectly to pursue such opportunity. In addition, the Parties hereby agree that Section 4 of the Business Opportunity Agreement is hereby amended, effective as of the Closing Date, by adding a sentence to the end of such Section that reads as follows:

                  "Notwithstanding the foregoing, for purposes of this Section 4, a business opportunity involving E&P Business Assets located in India or China that was first presented after July 19, 1999 shall be deemed not to have been first presented until after Enron no longer controls EOG and no longer owns directly or indirectly at least 40% of the capital stock of EOG having ordinary voting power for the election of directors."

         5.12 Payroll Services. Subsequent to the Closing and through December 31, 1999, Enron shall continue to provide to EOG the payroll services being provided under the Services Agreement. EOG shall compensate Enron for performance of such services using the methodology described in the Services Agreement. After December 31, 1999, EOG shall no longer have any rights to such services, except that Enron will provide to EOG under the terms of the Services Agreement year-end payroll and payroll tax reporting with respect to the year ended December 31, 1999.

         5.13 Certain Board Matters. If, prior to the Closing, the Board of Directors of EOG votes upon any matter that specifically relates to EOG's operations or proposed operations in India or China, then the parties agree that, in addition to the vote of the Board of Directors required under the Delaware General Corporation Law and EOG's Certificate of Incorporation or Bylaws, such matter will also require the concurrence of the Special Committee.

                                   ARTICLE 6.

                          ADDITIONAL COVENANTS OF ENRON

         6.1 Ownership of Exchanged Shares. Except as otherwise contemplated by
Section 2.2 of this Agreement, Enron will not, directly or indirectly, sell, transfer, pledge or otherwise dispose any of the Exchanged Shares (or shares that will become Exchanged Shares) to any Person or grant an option with respect to any of the Exchanged Shares (or shares that will become Exchanged Shares), or enter into any other agreement or arrangement with respect to any of the Exchanged Shares (or shares that will become Exchanged Shares).

         6.2 Post-Closing Transfers of Retained Shares of EOG Common Stock.

                  (a) Except as provided in Section 6.2(b) below, from and after the date hereof and prior to the Lock-up Expiration Date, Enron will not, directly or indirectly, sell, transfer, pledge or otherwise dispose of (including without limitation by issuing any debt or equity securities exercisable or exchangeable for, or convertible into) any Retained Shares to any Person other than a wholly owned Subsidiary of Enron.

                  (b) Notwithstanding the provisions of Section 6.2(a), in the event that EOG engages in a public offering of its equity securities ("Public Offering") prior to the Lock-Up Expiration Date, Enron shall be entitled, subject to the terms and conditions of the Registration Rights Agreement (including those terms relating to underwriter cutbacks), to sell in the Public Offering (i) one or more series of debt or equity securities of Enron ("Convertible Securities") that are mandatorily exchangeable for or mandatorily convertible into up to 10,000,000 Retained Shares less any shares sold pursuant to clause (ii) below and (ii) with the prior written consent of EOG, up to 10,000,000 Retained Shares less the number of Retained Shares underlying Convertible Securities sold pursuant to clause (i) above. In connection with any such Public Offering, Enron and EOG shall use their Reasonable Efforts to cause the underwriters in such Public Offering to distribute any such securities in a widely dispersed manner.

                  (c) Enron shall not, without the prior written consent of EOG, sell, transfer, pledge or otherwise dispose of, directly or indirectly, any Retained Shares or Convertible Securities other than (to the extent any transaction is permitted by Sections 6.2(a) and 6.2(b)) (i) pursuant to a public offering registered under the Securities Act (provided that Enron shall use its Reasonable Efforts to cause the underwriters in such public offering to distribute such shares in a widely dispersed manner), (ii) pursuant to Rule 144 promulgated under the Securities Act, (iii) to a wholly owned subsidiary of Enron, which shall thereafter become subject to the provisions of this Agreement to the same extent as Enron, (iv) pursuant to any merger approved by the Board of Directors of EOG with respect to which Enron did not violate the provisions of Section 6.3 hereof or (v) any tender offer or exchange offer recommended by the Board of Directors of EOG with respect to which Enron did not violate the provisions of Section 6.3 hereof.

                  (d) Enron shall notify EOG in writing within five Business Days after Enron consummates the sale of any Retained Shares.

         6.3 Standstill. Enron agrees that, commencing on the date hereof and ending on the Standstill Expiration Date, unless specifically requested in advance by EOG's board of directors, neither Enron nor any of its Subsidiaries will directly or indirectly (a) acquire, offer to acquire, or agree to acquire, or cause or recommend that any other Person acquire, directly or indirectly, by purchase, gift, through the acquisition or control of another Person or otherwise, any voting securities of EOG (other than Retained Shares in connection with dispositions of shares of EOG Common

Stock permitted by Section 6.2 hereof), (b) make or in any way participate in, directly or indirectly, any "solicitation" of "proxies" to vote or become a "participant" in any "election contest" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or seek to advise or influence any Person with respect to the voting of any voting securities of EOG, (c) propose or nominate any nominee for director of EOG (other than to fill any vacancy prior to the Closing Date caused by a Resigning Director ceasing to be a director of EOG prior to the Closing Date), (d) submit any stockholder proposal to be voted upon by the stockholders of EOG, (e) deposit any voting securities in a voting trust or subject any such voting securities to any arrangement or agreement with respect to the voting of such voting securities, (f) except as expressly contemplated by this Agreement, propose any business combination (including without limitation pursuant to any merger or share exchange) involving EOG or make or propose a tender or exchange offer or any other offer for any of EOG's voting securities, or arrange, or participate in the arrangement of, financing thereof, (g) disclose an intent, purpose, plan or proposal with respect to EOG or its voting securities inconsistent with the provisions of this Agreement, (h) from and after the Closing Date, otherwise act, alone or in concert with or on behalf of others, to seek directly or indirectly to control the officers or board of directors of EOG (provided that prior to the Closing Date Enron will not take any action with respect thereto that is inconsistent with this Agreement, its implementation or the effectuation of the purposes hereof), or (i) encourage or assist any other Person in connection with any of the foregoing. In addition, during the period from the Closing Date until the Standstill Expiration Date, at any meeting of EOG stockholders with respect to which Enron owns Retained Shares entitled to vote, Enron will attend such meeting in person or by proxy and will vote all of its Retained Shares in the manner, if any, recommended by the board of directors of EOG.

         6.4 Cooperation in Litigation. Following the Closing Date, and to the extent reasonably necessary to permit EOG or any of its Affiliates to defend (including, without limitation, any related investigation, appeal or settlement) any lawsuit, mediation, enforcement action, arbitration, administrative hearing or other adjudicative proceeding which exists at the Closing Date or which is brought thereafter, Enron agrees to afford EOG and its Affiliates and their respective accountants and counsel, during normal business hours at no cost to EOG other than reasonable out-of-pocket expenses, (i) reasonable access to all employees of Enron or any of its Affiliates and all witnesses subject to the control or direction of Enron or any of its Affiliates and (ii) reasonable access to all documents and records within the custody or subject to the control of Enron or any of its Affiliates; provided, however, that such access will not operate to cause the waiver of any attorney-client, work product or like privilege; provided further, that in the event of any litigation nothing herein shall limit either party's rights of discovery under applicable Law. Following the Closing Date, Enron also agrees to give EOG 15 days prior written notice of the intention of Enron or any of its Affiliates to settle or otherwise compromise any claims against Enron or any of its Affiliates arising from or related to any Enron Producer/Affiliate Disputes, as that term is defined below, whether or not those claims have been formally filed with any court or other adjudicative body. As used in this paragraph, the term "Enron Producer/Affiliate Disputes" means any claim, lawsuit, mediation, enforcement action, arbitration, administrative hearing or other adjudicative proceeding where the allegations include claims that EOG or any of its Affiliates have failed to pay or has improperly paid any amount alleged to be due and owing and which further alleges that such failure to pay or improper payment results in whole or in part from, or is in any way related to, the affiliate relationship of EOG or any of its Affiliates with Enron or any of its Affiliates. The foregoing definition is intended to include, but is not limited to, claims asserting failure to pay or improper payment of royalties, overriding royalties, production payments, severance taxes, and/or any other liability arising from the production and/or sale of hydrocarbons.

         6.5 Resignation of Directors. Enron shall cause each of the Resigning Directors who is also an employee of Enron to resign as a director of EOG effective upon the Closing. Enron shall use its Reasonable Efforts to cause any other Resigning Directors to resign as a director of EOG effective upon the Closing.


                                   ARTICLE 7.

                           ADDITIONAL COVENANTS OF EOG

         7.1 Ownership of the EOG India Shares. Except as otherwise contemplated by this Agreement, EOG and EOG International will not, directly or indirectly, sell, transfer, pledge or otherwise dispose of any of the EOG India Shares (or the shares of capital stock of any of the Acquired Companies) to any Person or grant an option with respect to any of the foregoing, or enter into any other agreement or arrangement with respect to any of the foregoing.

         7.2 Conduct of Business by the Acquired Companies Pending the Share Exchange. From the date hereof until the Closing Date, unless Enron shall otherwise agree in writing, EOG shall cause the Acquired Companies to conduct their business in the ordinary course consistent with recent past practice and shall use all Reasonable Efforts to preserve intact the Acquired Companies' business organizations and relationships with third parties and to keep available the services of the Acquired Companies' present officers and key employees. Except as set forth in Section 7.2 of the EOG Disclosure Schedule or as otherwise expressly contemplated by or expressly provided in this Agreement, and without limiting the generality of the foregoing, from the date hereof until the Closing Date, except with the prior written consent of Enron, which consent shall not be unreasonably withheld, EOG will cause the following:

                  (a) None of the Acquired Companies will adopt or propose any change to its certificate of incorporation or bylaws or other organizational documents;

                  (b) None of the Acquired Companies will (i) declare, set aside or pay any dividend or other distribution with respect to any of their shares of capital stock or (ii) repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other securities of, or other ownership interests in the Acquired Companies.

                  (c) Except for the pending Tata farmout and the pending Hardy Oil & Gas acquisition, both of which have been described to Enron, and except as set forth in the capital budget or work program furnished in writing to Enron, none of the Acquired Companies will merge or consolidate with any other Person or acquire assets having an individual purchase price of more than $1 million or an aggregate purchase price of more than $5 million;

                  (d) Except as set forth in the capital budget or work program furnished in writing to Enron, none of the Acquired Companies will sell, lease, license or otherwise surrender, relinquish or dispose of any assets or properties with an individual fair market value exceeding $1 million or an aggregate fair market value exceeding $5 million;

                  (e) None of the Acquired Companies will settle any material tax audit, make or change any material tax election or file any material amended tax return, which audit, election or return relates solely to one or more Acquired Companies;

                  (f) Except as described on Section 7.2(f) of the EOG Disclosure Schedule, none of the Acquired Companies will issue any securities, incur any indebtedness except trade debt in the ordinary course of business or pursuant to existing credit facilities or arrangements, increase compensation, bonus or other benefits payable to any executive officer or former employee except in the ordinary course of business or enter into any settlement or consent with respect to any pending material litigation;

                  (g) None of the Acquired Companies will change any method of financial accounting or accounting practice, except for any such change required by GAAP and except, to the extent relating to any reporting required by foreign Law, for any such change required by foreign Law;

                  (h) Except as described on Section 7.2(h) of the EOG Disclosure Schedule, neither EOG India HoldCo nor any of its Subsidiaries will become bound or obligated to participate in any operation, or consent to participate in any operation, with respect to any Oil and Gas Interests that will individually cost in excess of $1 million unless the operation is a currently existing obligation of EOG India HoldCo or any of its Subsidiaries or necessary to extend, preserve or maintain an Oil and Gas Interest;

                  (i) None of the Acquired Companies will enter into any futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, other than in the ordinary course of business in accordance with the Acquired Companies' recent past practice;

                  (j) Neither EOG nor any of the Acquired Companies will pledge any of the shares or assets of EOG India Cayco, EOG China Cayco, EOG China Limited, or EOG China International as security for any loan to any member of the EOG Group; and

                  (k) None of the Acquired Companies will agree or commit to do any of the foregoing.

         7.3 Cooperation in Litigation. Following the Closing Date, and to the extent reasonably necessary to permit Enron or any of its Affiliates to defend (including, without limitation, any related investigation, appeal or settlement) any lawsuit, mediation, enforcement action, arbitration, administrative hearing or other adjudicative proceeding which exists at the Closing Date or which is brought thereafter, EOG agrees to afford Enron and its Affiliates and their respective accountants and counsel, during normal business hours, at no cost to Enron other than reasonable out-of-pocket expenses, (i) reasonable access to all employees of EOG or any of its Affiliates and all witnesses subject to the control or direction of EOG or any of its Affiliates and (ii) reasonable access to all documents and records within the custody or subject to the control of EOG or any of its Affiliates; provided, however, that such access will not operate to cause the waiver of any attorney-client, work product or like privilege; provided further, that in the event of any litigation nothing herein shall limit either party's rights of discovery under applicable Law. Following the Closing Date, EOG also agrees to give Enron 15 days prior written notice of the intention of EOG or any of its Affiliates to settle or otherwise compromise any claims against EOG or any of its Affiliates arising from or related to any EOG Producer/Affiliate Disputes, as that term is defined below, whether or not those claims have been formally filed with any court or other adjudicative body. As used in this paragraph, the term "EOG Producer/Affiliate Disputes" means any claim, lawsuit, mediation, enforcement action, arbitration, administrative hearing or other adjudicative proceeding where the allegations include claims that Enron or any of its Affiliates have failed to pay or has improperly paid any amount alleged to be due and owing and which further alleges that such failure to pay or improper payment results in whole or in part from, or is in any way related to, the affiliate relationship of Enron or any of its Affiliates with EOG or any of its Affiliates. The foregoing definition is intended to include, but is not limited to, claims asserting failure to pay or improper payment of royalties, overriding royalties, production payments, severance taxes, and/or any other liability arising from the production and/or sale of hydrocarbons.

         7.4 Share Issuances. EOG will not issue or dispose of any shares of its capital stock (other than pursuant to currently outstanding options under employee or director stock option plans) prior to the Closing unless, after such issuance or disposition, Enron continues to own at least a majority of the Fully Diluted EOG Shares; provided, however, that the foregoing provision shall not prohibit the issuance of shares of capital stock by EOG in connection with the Public Offering, so long as such issuance is consummated no earlier than simultaneously with the Closing.

                                   ARTICLE 8.

                              CONDITIONS TO CLOSING

         8.1 Conditions Precedent to Obligation of Each Party. The respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

                  (a) no order shall have been entered and shall have remained in effect in any action or proceeding before any Governmental Authority that would prohibit or make illegal the consummation of the transactions contemplated by this Agreement; and

                  (b) any and all material consents of Governmental Authorities, if any, necessary to consummate the transactions contemplated by this Agreement shall have been obtained.

         8.2 Additional Conditions Precedent to Obligations of Enron. The obligations of Enron to consummate the transactions contemplated by this Agreement are also subject to the fulfillment (or waiver in writing by Enron) at or prior to the Closing Date of the following conditions:

                  (a) each of the representations and warranties of EOG contained in Article 4 of this Agreement (other than those representations and warranties contained in Sections 4.2 and 4.7) shall, to the extent qualified as to Material Adverse Effect, be true and correct in all respects as of the Closing Date (except for such representations and warranties as are made as of a specified date, which shall be true and correct in all respects as of such specified date), and to the extent not so qualified shall be true and correct except for such failures which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Companies, taken as a whole, or Enron;

                  (b) all the covenants in this Agreement to be complied with and performed by EOG on or before the Closing Date (other than the covenants set forth in paragraphs (b), (c), (d) or (h) of Section 7.2, which are the subject of paragraph (c) below) shall have been duly complied with and performed in all material respects;

                  (c) each of the covenants set forth in paragraphs (b), (c),
         (d) or (h) of Section 7.2 of this Agreement to be complied with and performed by EOG on or before the Closing Date shall have been duly complied with and performed in all respects, except for such failures which, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect on the Acquired Companies, taken as a whole, or Enron;

                  (d) a certificate to the foregoing effect dated the Closing Date and signed by an authorized executive officer of EOG shall have been delivered to Enron; and

                  (e) Vinson & Elkins L.L.P. shall have delivered to Enron its written opinion (which may be based upon certain representations of EOG and Enron) dated as of the Closing Date to the effect that no gain or loss should be recognized to Enron upon the Share Exchange pursuant to section 355(a) of the Code.

         8.3 Additional Conditions Precedent to Obligations of EOG. The obligations of EOG to consummate the transactions contemplated by this Agreement are also subject to the fulfillment (or waiver in writing by EOG) at or prior to the Closing Date of the following conditions:

                  (a) each of the representations and warranties of Enron contained in Article 3 of this Agreement (other than those representations and warranties contained in Sections 3.2 and 3.7) shall, to the extent qualified as to Material Adverse Effect, be true and correct in all respects as of the Closing Date (except for such representations and warranties as are made as of a specified date, which shall be true and correct in all respects as of such specified date), and to the extent not so qualified shall be true and correct except for such failures which, individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on EOG;

                  (b) all the covenants in this Agreement to be complied with and performed by Enron on or before the Closing Date shall have been duly complied with and performed in all material respects;

                  (c) a certificate to the foregoing effect dated the Closing Date and signed by an authorized executive officer of Enron shall have been delivered to EOG;

                  (d) Steptoe & Johnson LLP shall have delivered to EOG its written opinion (which may be based upon certain representations of EOG and Enron) dated as of the Closing Date to the effect that the Share Exchange should constitute a distribution of the stock of a controlled corporation described in section 355 of the Code upon which no gain or loss is recognized to EOG and, if the EOG International Merger does not occur, no gain or loss is recognized to EOG International; and

                  (e) at or prior to the Closing, each Resigning Director shall resign as a director of EOG, effective upon the Closing.

                                   ARTICLE 9.

                                 INDEMNIFICATION

         9.1 By Enron. Subject to the terms and conditions of this Article 9, Enron hereby agrees to indemnify, defend and hold harmless EOG, its Affiliates and their respective directors, officers and employees (each a "EOG Party" and collectively, the "EOG Parties"), from and against the following (collectively, the "EOG Indemnified Liabilities"): all Claims and Losses asserted against, imposed upon, or incurred by any EOG Party, directly or indirectly, by reason of, arising out of, or resulting from (a) the inaccuracy or breach of any representation or warranty of Enron contained in this Agreement or (b) the breach of any covenant or agreement of Enron contained in this Agreement.

         9.2 By EOG. Subject to the terms and conditions of this Article 9, EOG hereby agrees to indemnify, defend and hold harmless Enron, its Affiliates and their respective directors, officers and employees (each an "Enron Party" and collectively, the "Enron Parties"), from and against the following (collectively, the "Enron Indemnified Liabilities"): all Claims and Losses asserted against, imposed upon or incurred by any Enron Party, directly or indirectly, by reason of, arising out of, or resulting from (a) the inaccuracy or breach of any representation or warranty of EOG contained in this Agreement, or (b) the breach of any covenant or agreement of EOG contained in this Agreement.

         9.3 Express Negligence Rule. WITHOUT LIMITING OR ENLARGING THE SCOPE OF THE INDEMNIFICATION OBLIGATIONS SET FORTH IN THIS ARTICLE 9, AN INDEMNIFIED PARTY SHALL BE ENTITLED TO INDEMNIFICATION HEREUNDER IN ACCORDANCE WITH THE TERMS HEREOF, REGARDLESS OF WHETHER THE LOSS OR CLAIM GIVING RISE TO SUCH INDEMNIFICATION OBLIGATION IS THE RESULT OF THE SOLE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR VIOLATION OF ANY LAW OF OR BY SUCH INDEMNIFIED PARTY. THE PARTIES AGREE THAT THIS PARAGRAPH CONSTITUTES A CONSPICUOUS LEGEND.

         9.4 Exceptions to Indemnities. Notwithstanding anything to the contrary set forth in Section 9.1, EOG Indemnified Liabilities shall not include any and all Claims to the extent such Claims are attributable to a breach of any representation, warranty, covenant or agreement of EOG under this Agreement. Notwithstanding anything to the contrary set forth in Section 9.2, Enron Indemnified Liabilities shall not include any and all Claims to the extent such Claims are attributable to a breach of any representation, warranty, covenant or agreement of Enron under this Agreement. Notwithstanding any other provision of this Article 9, the provisions of this Article 9 (other than this sentence) shall not apply to any matters relating to indemnification for Taxes (including indemnification relating to Sections 3.10 and 4.9), which matters shall be governed exclusively by Article 10 and this sentence; provided that this Section
9.4 shall not limit Enron's obligations pursuant to Section 5.5.

         9.5 Notice of Claim.

                  (a) For purposes of this Article 9, the term "Indemnifying Party" when used in connection with a particular Claim or Loss shall mean the party having an obligation to indemnify another party with respect to such Claim or Loss pursuant to this Article 9, and the term "Indemnified Party" when used in connection with a particular Claim or Loss shall mean the party having the right to be indemnified with respect to such Claim or Loss by another party pursuant to this Article 9.

                  (b) Promptly after any Indemnified Party becomes aware of facts giving rise to a Claim by it for indemnification pursuant to this
         Article 9, such Indemnified Party will provide notice thereof in writing to the Indemnifying Party (a "Claim Notice") specifying the nature and specific basis for such Claim and a copy of all papers served with respect to such Claim (if any). For purposes of this
         Section 9.5(b), receipt by a party of written notice of any demand, assertion, claim, action or proceeding (judicial, administrative or otherwise) by or from any Person other than a party to this Agreement which gives rise to a Claim on behalf of such party shall constitute the discovery of facts giving rise to a Claim by it and shall require prompt notice of the receipt of such matter as provided in the first sentence of this Section 9.5(b). The failure by an Indemnified Party to notify an Indemnifying Party shall not be a defense to any indemnification obligation unless the Indemnifying Party is able to demonstrate that actual prejudice was suffered by the Indemnifying Party as a result of such failure to notify. Each Claim Notice shall set forth a reasonable description of the Claim as the Indemnified Party shall then have and shall contain a statement to the effect that the Indemnified Party giving the notice is making a claim pursuant to and formal demand for indemnification under this Article 9. The Claim Notice must set forth the particular provision in this Article 9 and any related provision in this Agreement pursuant to which such indemnification claim is made.

         9.6 Third Party Claims.

                  (a) If an Indemnified Party shall have any Third Party Claim asserted against such Indemnified Party, the Indemnified Party promptly shall transmit to the Indemnifying Party a Claim Notice relating to such Third Party Claim. Prior to the expiration of the 45-day period following the Indemnifying Party's receipt of such notice (the "Election Period"), the Indemnifying Party shall notify the Indemnified Party whether the Indemnifying Party disputes its potential liability to the Indemnified Party under this Article 9 with respect to such Third Party Claim.

                  (b) If an Indemnifying Party notifies an Indemnified Party within the Election Period that the Indemnifying Party does not dispute its potential liability to the Indemnified Party under this Article 9, the Indemnifying Party shall assume the defense of the Third Party Claim, at its sole cost and expense, and shall prosecute such defense diligently to a final conclusion or settle such Third Party Claim at the discretion of the Indemnifying Party in accordance with this
         Section 9.6(b). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate fully with the Indemnifying Party and its counsel at the Indemnifying Party's expense in contesting any Third Party Claim that the Indemnifying Party elects to contest, including, without limitation, the making of any related counterclaim against the Person asserting the Third Party Claim or any cross-complaint against any Person. The Indemnified Party shall have the right to participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 9.6(b) and shall bear its own costs and expenses with respect to any such participation.

         9.7 Subrogation. In the event that any Indemnified Party has a right against a Third Party with respect to any damages, losses, costs or expenses paid to or on behalf of such Indemnified Party by an Indemnifying Party, then such Indemnifying Party shall, to the extent of such payment, be subrogated to the right of such Indemnified Party.

         9.8 Exclusive Remedies; Survival of Representations and Warranties. EOG and Enron (a) agree that only actual damages shall be recoverable under this Agreement and (b) hereby waive any right to recover special, punitive, consequential, incidental or exemplary damages except to the extent any such party suffers such damages to an unaffiliated Third Party in connection with a Third Party Claim, in which event such damages shall be recoverable. Notwithstanding anything to the contrary in this Agreement, the indemnification provisions of this Article 9 shall be (x) the exclusive remedies for a Party for any Claim based upon the breach of any representation or warranty of the other Party contained in this Agreement following Closing and (y) the exclusive monetary remedies for any Claim based upon the breach of any covenant of the other Party contained in this Agreement; provided, however, that indemnification related to Taxes, including indemnification relating to Sections 3.10 and 4.9, shall be governed exclusively by Article 10. No Claim of any nature can be brought by any EOG Party against Enron pursuant to Section 9.1(a) or any Enron Party against EOG pursuant to Section 9.2(a) unless written notice of such Claim has been given on or before the second anniversary of the Closing Date and otherwise in accordance with this Article 9 with respect to any other Claim. Indemnity obligations of any Indemnifying Party shall be reduced by any insurance proceeds realized by any Indemnified Party.

                                   ARTICLE 10.

                                   TAX MATTERS

         10.1 Preparation and Filing of Tax Returns.

                  (a) Unitary Tax Returns Filed by Enron. Enron shall file timely all returns and reports ("Tax Returns") with respect to a Unitary Tax ("Unitary Tax Returns") covering a Pre-Closing Period or a Straddle Period required to be filed by Enron and shall be responsible for the timely payment of all Taxes due with respect to the period covered by such Unitary Tax Returns. EOG shall provide to Enron all information in its or its Subsidiaries' possession needed by Enron to prepare and file such Unitary Tax Returns.

                  (b) Tax Returns of Acquired Companies (other than Consolidated Income Tax Returns) for Pre-Closing Periods. With respect to each Tax Return covering a Pre-Closing Period that is required to be filed after the Closing Date (other than the Tax Returns described in Section 10.1(a) or 10.1(d)) for, by or with respect to any of the Acquired Companies, Enron shall cause such Tax Return to be prepared, shall cause to be included in such Tax Return all items of income, gain, loss, deduction and credit and other tax items ("Tax Items") required to be included therein, shall furnish a copy of such Tax Return to EOG as soon as practicable, shall file timely such Tax Return with the appropriate taxing authority, and shall be responsible for the timely payment of all Taxes due with respect to the period covered by such Tax Return.

                  (c) Tax Returns of Acquired Companies (other than Consolidated Income Tax Returns) for Straddle Periods. With respect to any Tax Return of an Acquired Company covering a taxable period beginning on or before the Closing Date and ending after the Closing Date that is required to be filed after the Closing Date, Enron shall cause such Tax Return to be prepared, shall cause to be included in such Tax Return all Tax Items required to be included therein, shall furnish a copy of such Tax Return to EOG as soon as practicable, shall file timely such Tax Return with the appropriate taxing authority, and shall be responsible for the timely payment of all Taxes due with respect to the period covered by such Tax Return.

                  (d) Consolidated Income Tax Returns. With respect to each U.S. federal Income Tax Return, each Tax Return relating to consolidated or combined state Income Taxes, and each Unitary Tax Return covering a Pre-Closing Period or a Straddle Period that is required to be filed after the Closing Date for, by or with respect to the EOG Group, EOG shall cause such Tax Return to be prepared, shall cause to be included in such Tax Return all Tax Items required to be included therein, shall deliver a copy of such Tax Return to Enron as soon as practicable, and shall pay timely all Taxes required to be paid by or with respect to the EOG Group for the periods covered by such Tax Returns.

                  (e) Income Tax Return Preparation. Except as specifically set forth in this Section 10.1, any Tax Return to be prepared pursuant to the provisions of this Section 10.1 shall be prepared in a manner consistent with practices followed in prior years with respect to similar Tax Returns, except for changes required by changes in Law. To the extent necessary, EOG shall grant to Enron or its designee and Enron shall grant to EOG or its designee appropriate powers of attorney to enable each to prepare and file Tax Returns as provided in this
         Section 10.1.

                  (f) Treatment of Contributions and Share Exchange. Effective the day after the contribution of the shares of EOG China Cayco to EOG India Cayco pursuant to Section 2.1(d) hereof (but prior to the day of the Share Exchange) EOG shall cause EOG China Cayco to elect to be disregarded as an entity separate from its owner pursuant to Treas. Reg. Section 301.7701-3. EOG and Enron shall treat the contribution described in Section 2.1(d) hereof as a transfer of the assets of EOG China Cayco to EOG India Cayco pursuant to a reorganization within the meaning of section 368(a)(1)(D) of the Code, shall cooperate with each other to preserve the tax-free nature of such transaction, and shall take no action or position inconsistent with the nature of the contribution described in Section 2.1(d) hereof as tax-free (taking into account section 367 of the Code) without the need for filing a gain recognition agreement. Enron and EOG shall treat, and shall take no action or position inconsistent with the treatment of, the Share Exchange as tax-free to Enron, EOG and (if the EOG International Merger does not occur) EOG International under section 355 of the Code, unless the Share Exchange is required to be treated differently pursuant to a determination (within the meaning of section 1313(a) of the Code). Enron and EOG shall treat, and shall take no position or action inconsistent with the treatment of, the transactions described in
         Section 2.1 of this Agreement as not creating Texas gross receipts for Texas franchise Tax purposes, unless such transactions are required to be treated differently pursuant to a determination (within the meaning of section 1313(a) of the Code or comparable provision of Texas Tax Law).

                  (g) Subpart F Income. In the event that Enron intends to file any Tax Return reflecting Taxes for which EOG would be responsible pursuant to Section 10.3(b)(ii), Enron will present Enron's good faith calculations of the relevant amount of Subpart F income and of the amount of Tax, computed as provided in Section 10.4(e), for which Enron believes EOG is responsible in connection with such Tax Return at least 45 days prior to the date such Tax Return is due, including extensions. EOG will provide EOG's good faith comments on such calculations no later than 15 days after receipt of such calculations from Enron. To the extent that Enron agrees with EOG's good faith comments, Enron will accept them and reflect them on such Tax Return as it is filed. To the extent that Enron disagrees with EOG's good faith comments, the Parties will attempt in good faith to resolve the dispute. In the event that they do not resolve the dispute, a neutral accountant mutually selected by Enron and EOG will resolve the dispute expeditiously prior to the date the Tax Return is due, including extensions.

         10.2 Liquidation of Tax Sharing Agreements.

                  (a) Except as provided in Section 10.2(b), all Tax sharing agreements or similar agreements or arrangements between Enron, on the one hand, and EOG or any members of the EOG Group on the other hand, whether written or unwritten and including specifically (i) the Tax Allocation Agreement, dated February 17, 1998, between Enron and EOG and certain EOG Subsidiaries (the "1998 Tax Sharing Agreement") and
         (ii) the First Amended and Restated Tax Allocation Agreement, dated August 9, 1991, between Enron and EOG and certain EOG Subsidiaries, shall be terminated as of the Closing Date upon payment by EOG to Enron of $13,355,313 (appropriately adjusted if the Closing Date is other than September 30, 1999), and thereafter no party to any such agreement shall have any liability to make any payment under any such agreement.

                  (b) Notwithstanding Section 10.2(a), the provisions of Section
         3.2 of the 1998 Tax Sharing Agreement, dealing with payments for utilization of consolidated minimum tax credits, and the provisions of
         Section 3.5 of the 1998 Tax Sharing Agreement, dealing with payments with respect to capital loss carrybacks, and the related provisions of the 1998 Tax Sharing Agreement to the extent necessary to implement Sections 3.2 and 3.5 thereof, shall survive the Closing and continue in force and effect.

         10.3 Indemnification for Taxes.

                  (a) Subject to the terms and conditions of Section 10.4, from and after the Closing Date Enron shall be liable for and shall indemnify and hold harmless EOG and its Subsidiaries (collectively, the "EOG Tax Indemnitees")from and against the following:

                           (i) Any Taxes of an Acquired Company or of any member of the Enron Group (other than EOG or any member of the EOG Group (other than an Acquired Company) which was also a member of the Enron Group) for any taxable period, except to the extent provided in Section 10.3(b);

                           (ii) Any Taxes imposed on EOG or EOG International with respect to the Share Exchange to the extent resulting from a breach by Enron of any representation or warranty made pursuant to
         Section 3.10 of this Agreement or covenant made pursuant to Section 6.2 of this Agreement;

                           (iii) Any Taxes imposed on EOG or EOG International with respect to the Share Exchange to the extent resulting from any of the following events: (1) within two years following the Closing Date the percentage ownership by Enron or any Acquired Company of the stock of an Acquired Company is decreased to less than 80% of its ownership percentage of such stock immediately after the Share Exchange, (2) within two years following the Closing Date any Acquired Company redeems or otherwise acquires more than 20 percent of its stock outstanding immediately after the Share Exchange, (3) within two years following the Closing Date any Acquired Company disposes of any of its assets other than in the ordinary course of business, or (4) within two years following the Closing Date Enron sells the Retained Shares to one Person (or a group of Persons composed of one Person and other Persons related to such Person within the meaning of section 267(b) or 707(b)(1) of the Code); and

                           (iv) Any withholding Tax imposed by India with respect to interest paid or accrued by EOG India Cayco.

                  (b) Subject to the terms and conditions of Section 10.4, from and after the Closing Date EOG shall be liable for and shall indemnify and hold harmless Enron, EOG India HoldCo and their respective Subsidiaries (collectively, the "Enron Tax Indemnitees") from and against the following:

                           (i) Any Taxes of any member of the EOG Group (whether pursuant to Treas. Reg. Section 1.1502-6 or otherwise) other than any Acquired Company for any taxable period except to the extent provided in Section 10.3(a);

                           (ii) Any Taxes imposed with respect to any Subpart F income (within the meaning of section 952 of the Code) of any of the Acquired Companies attributable (using an interim closing of the books approach) to the period January 1, 1999 through the Closing Date;

                           (iii) Any Taxes imposed on Enron with respect to the Share Exchange to the extent resulting from a breach by EOG of any representation or warranty made pursuant to Section 4.9 of this Agreement;

                           (iv) Any Taxes imposed on Enron with respect to the Share Exchange if continuity of interest in EOG within the meaning of Treas. Reg. Section 1.355-2(c) is not maintained with respect to the Share Exchange unless the absence of such continuity of interest was not a contributing cause with respect to the imposition on Enron of any such Taxes; provided, however, that if EOG asserts that continuity of interest was maintained with respect to the Share Exchange and/or that any absence of continuity of interest was not a contributing cause with respect to the imposition of any such Taxes, EOG shall bear the burden of proof and be required to prove such matters by clear and convincing evidence; and

                           (v) Any Texas franchise Taxes (measured by any of the contributions described in Section 2.1 of this Agreement) imposed on EOG India HoldCo to the extent resulting from a breach of the representation contained in Section 4.9(j) of this Agreement.

         10.4 Indemnification Procedures.

                  (a) If a claim is made by any taxing authority that, if successful, would result in the indemnification of a party (the "Tax Indemnified Party") under Section 10.3, the Tax Indemnified Party shall promptly give written notice of such fact to the party (the "Tax Indemnifying Party") obligated under Section 10.3 to indemnify the Tax Indemnified Party.

                  (b) The Tax Indemnified Party shall take such action in connection with contesting such claim as the Tax Indemnifying Party shall reasonably request in writing from time to time, including the selection of counsel and experts and the execution of appropriate powers of attorney; provided that (i) within 30 days after the notice required by this section has been delivered (or such earlier date that any payment of Taxes is due by the Tax Indemnified Party but in no event sooner than 10 days after the Tax Indemnifying Party's receipt of such notice), the Tax Indemnifying Party requests that such claim be contested, (ii) the Tax Indemnifying Party shall have agreed to pay to the Tax Indemnified Party on a monthly basis all costs and expenses that the Tax Indemnified Party reasonably incurs in connection with contesting such claim, including reasonable attorneys' and accountants' fees and disbursements, and (iii) if the Tax Indemnified Party is requested by the Tax Indemnifying Party to pay the Tax claimed and sue for a refund, the Tax Indemnifying Party shall have advanced to the Tax Indemnified Party, on an interest-free basis, the amount of such claim. The Tax Indemnified Party shall not make any payment of any such claim for at least 30 days (or such shorter period as may be required by applicable Law) after the giving of the notice required by this subsection, shall give to the Tax Indemnifying Party any information reasonably requested relating to such claim, and otherwise shall cooperate with the Tax Indemnifying Party in order to contest effectively any such claim. The Tax Indemnifying Party shall determine the method of any contest of such claim and shall control the conduct thereof.

                  (c) Subject to the provisions of Section 10.4(b), the Tax Indemnified Party shall enter into a settlement of such contest with the applicable taxing authority or prosecute such contest to a determination in a court of initial or appellate jurisdiction, all as the Tax Indemnifying Party may request.

                  (d) Promptly after the extent of the liability of the Tax Indemnified Party with respect to a claim shall be established by the final judgment or decree of a court or a final and binding settlement with a governmental authority having jurisdiction thereof, the Tax Indemnifying Party shall pay to the Tax Indemnified Party the amount of any Taxes (computed as provided in Section 10.4(e) with respect to U.S. state and federal Income Taxes) and costs and expenses to which the Tax Indemnified Party may become entitled by reason of the provisions of
         Section 10.3 and this Section 10.4, less any amount advanced to the Tax Indemnified Party pursuant to Section 10.4(b). Any such payment shall be treated as described in Section 10.5(c).

                  (e) The amount of U.S. state and federal income Taxes to which the Tax Indemnified Party shall be entitled pursuant to Section 10.3 (other than Section 10.3(b)(v)) and this Section 10.4 shall be computed as follows:

                           (i) Determine the amount of income or gain included in the Tax Indemnified Party's gross income for U.S. federal income tax purposes with respect to the Taxes for which the Tax Indemnified Party is indemnified;

                           (ii) Multiply the amount determined in clause (i) above by the percentage which is two percentage points higher than the highest rate of tax applicable to corporations under section 11 of the Code for the taxable year to which the indemnified Taxes relate;

                           (iii) If and to the extent that any amount of the payment by the Tax Indemnifying Party to the Tax Indemnified Party of indemnified Taxes is subject (without regard to the Tax Indemnified Party's other Tax Items) to Income Tax in the hands of the Tax Indemnified Party, multiply the amount determined in clause (ii) above by a fraction, the numerator of which is one and the denominator of which is one minus the percentage (expressed as a decimal) which is two percentage points higher than the highest rate of tax applicable to corporations under section 11 of the Code for the taxable year in which such payment is made or otherwise required to be reported; and

                           (iv) Add to the amount determined in clause (iii) above interest at the rate and in the manner specified in section 6621(a)(2) of the Code from the due date of the Tax Return for the taxable year to which the indemnified Taxes relate to the date of payment of the indemnified Taxes by the Tax Indemnifying Party to the Tax Indemnified Party.

         10.5 Tax Refunds.

                  (a) Except as provided in Section 10.5(b), to the extent any determination of Taxes, whether as the result of an audit or examination, a claim for refund, the filing of an amended Tax Return, or otherwise, results in a refund of Taxes paid (all referred to as a "Refund"), EOG shall be entitled to any part of such Refund attributable to a Tax for which EOG has indemnified the Enron Tax Indemnitees pursuant to Section 10.3(b) of this Agreement, and Enron shall be entitled to any part of such Refund attributable to a Tax for which Enron has indemnified the EOG Tax Indemnitees pursuant to Section 10.3(a) of this Agreement. Whichever Party receives a Refund shall, within 10 days after receipt thereof, pay such Refund, or any part thereof, together with any interest received thereon, to the Party entitled thereto under this Section 10.5(a).

                  (b) If, subsequent to any payment made between Parties pursuant to Section 10.5(a), the amount of any Refund is adjusted, a subsequent payment shall be made between the Parties to reflect the amount of such adjustment.

                  (c) Any payment from Enron to EOG pursuant to this Agreement shall be treated for Tax purposes as a decrease in the amount contributed by EOG to EOG India HoldCo pursuant to Section 2.1 of this Agreement, and any payment from EOG to Enron pursuant to this Agreement shall be treated for Tax purposes as an increase in the amount contributed by EOG to EOG India HoldCo pursuant to Section 2.1 of this Agreement unless required to be treated differently pursuant to a determination (within the meaning of section 1313(a) of the Code).

                                   ARTICLE 11.

                                   TERMINATION

         11.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned as follows:

                  (a) by the mutual written consent of Enron and EOG at any time prior to the Closing;

                  (b) by Enron or EOG if a final, non-appealable order to restrain, enjoin or otherwise prevent the consummation of the transactions contemplated hereby shall have been entered;

                  (c) by Enron or EOG if the Closing shall not have occurred on or before the Termination Date; provided that, a Party shall not be entitled to terminate this Agreement pursuant to this Section 11.1(c) if the failure results primarily from the breach by such Party of any of its representations, warranties or covenants contained in this Agreement.

         11.2 Effect of Termination. In the event that Closing does not occur as a result of any party exercising its right to terminate pursuant to Section 11.1, then this Agreement shall be null and void and no party shall have any rights or obligations under this Agreement, except that nothing herein and no termination pursuant hereto shall relieve any party from any liability for any breach hereof prior to such termination, or, with respect to those provisions that survive such termination, prior to or following such termination.

                                   ARTICLE 12.

                                  MISCELLANEOUS

         12.1 Expenses. Except as otherwise expressly provided in the Business Opportunity Agreement and in the Registration Rights Agreement, each Party shall be solely responsible for all expenses, including due diligence expenses, incurred by it or its Subsidiaries in connection with the transactions contemplated by this Agreement, and no Party shall be entitled to any reimbursement for such expenses from any other Party. Notwithstanding the foregoing and in addition to any amounts that may be due under the preceding sentence, Enron shall reimburse EOG for $1.25 million of its expenses incurred in connection with the transactions contemplated by this Agreement, which reimbursement shall be, and shall be effected through, an adjustment to the Contributed Amount.

         12.2 Waiver. Except as expressly provided in this Agreement, neither the failure nor any delay on the part of any Party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, or of any other right, power or remedy; nor shall any single or partial exercise of any right, power or remedy preclude any further or other exercise thereof, or the exercise of any other right, power or remedy. Except as expressly provided herein, no waiver of any of the provisions of this Agreement shall be valid unless it is in writing and signed by the Party against whom it is sought to be enforced and, in the case of any waiver of EOG prior to the Closing, has been approved by the Special Committee.

         12.3 Publicity. The Parties shall consult with each other with regard to all publicity and other releases concerning the transactions contemplated by this Agreement and, except as required by applicable Law or the applicable rules or regulations of any Governmental Authority or stock exchange, no Party (including each Party's Subsidiaries) shall issue any such publicity or other release without the prior written consent of the other Party.

         12.4 Assignment. Neither this Agreement nor any rights or obligations hereunder shall be assigned or transferred in any way whatsoever by the Parties hereto except with the prior written consent of the other Party hereto, which consent such other Party shall be under no obligation to grant, and any assignment or attempted assignment without such consent shall have no force or effect with respect to the non-assigning Party. Subject to the preceding sentence, this Agreement shall be binding on and inure to the benefit of the Parties hereto and their successors and permitted assigns.

         12.5 Notices. Any and all notices or other communications required or permitted under this Agreement shall be given in writing and delivered in Person or sent by United States certified or registered mail, postage prepaid, return receipt requested, or by overnight express mail, or by telex, facsimile or telecopy to the address of such party set forth below. Any such notice shall be effective upon receipt or three days after placed in the mail, whichever is earlier.

         if to Enron:        Enron Corp.
                             1400 Smith Street
                             Houston, Texas 77002
                             Attention: Kenneth L. Lay and James V. Derrick, Jr.
                             Facsimile No.: (713) 853-9479

         with a copy to:     Vinson & Elkins L.L.P.
                             2300 First City Tower
                             Houston, Texas 77002
                             Attention: J. Mark Metts
                             Facsimile No.: (713) 615-5605

         if to EOG:          Enron Oil & Gas Company
                             1400 Smith Street
                             Houston, Texas 77002
                             Attention: Mark G. Papa and Barry Hunsaker
                             Facsimile No.: (713) 646-2750

         with copies to:     Fulbright & Jaworski L.L.P.
                             1301 McKinney, Suite 5100
                             Houston, Texas 77010
                             Attention: Arthur H. Rogers
                             Facsimile No.: (713) 651-5246

                             and

                             Wachtell, Lipton, Rosen & Katz
                             51 West 52nd Street
                             New York, New York 10019
                             Attention: Daniel A. Neff and David A. Katz
                             Facsimile No.: (212) 403-2000

Any party may, by notice so delivered, change its address for notice purposes hereunder.

         12.6 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, excluding any choice of Law rules that may direct the application of the Laws of another jurisdiction.

         12.7 Further Assurances. After the Closing each Party hereto at the reasonable request of the other Party hereto and without additional consideration, shall execute and deliver, or shall cause to be executed and delivered, from time to time, such further certificates, agreements or instruments of conveyance and transfer, assumption, release and acquittance and shall take such other action as the other Party hereto may reasonably request, to consummate or implement the transactions contemplated by this Agreement.

         12.8 Severability. If any provision of this Agreement is invalid, illegal or unenforceable, the balance of this Agreement shall remain in full force and effect and this Agreement shall be construed in all respects as if such invalid, illegal or unenforceable provision were omitted. If any provision is inapplicable to any Person or circumstance, it shall, nevertheless, remain applicable to all other Persons and circumstances.

         12.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and which together shall constitute but one and the same instrument.

         12.10 Construction. Any section headings in this Agreement are for convenience of reference only, and shall be given no effect in the construction or interpretation of this Agreement or any provisions thereof. No provision of this Agreement will be interpreted in favor of, or against, any Party by reason of the extent to which any such Party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

         12.11 Entire Agreement; Amendment. This Agreement, the Schedules hereto, each of which is deemed to be a part hereof, and any agreements, instruments or documents executed and delivered by the Parties (or their Subsidiaries) pursuant to this Agreement, constitute the entire agreement and understanding between the Parties, and it is understood and agreed that all previous undertakings, negotiations and agreements between the Parties regarding the subject matter hereof are merged herein. This Agreement may not be modified orally, but only by an agreement in writing signed by each of the Parties; provided that any modification to this Agreement shall not be effective unless recommended to the Board of Directors of EOG by the Special Committee.

         12.12 No Third Party Beneficiaries. Nothing in this Agreement shall provide any benefit to any third party or entitle any third party to any claim, cause of action, remedy or right of any kind, it being the intent of the Parties that this Agreement shall not be construed as a third party beneficiary contract; provided, however, that the indemnification provisions in Article 9 shall inure to the benefit of the Enron Parties and the EOG Parties as provided therein.

         IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement on the date first written above.


                                       ENRON CORP.


                                       By /s/ JEFFREY K. SKILLING
                                          --------------------------------------
                                          Jeffrey K. Skilling
                                          President and Chief Operating Officer



                                       ENRON OIL & GAS COMPANY


                                       By /s/ MARK G. PAPA
                                          --------------------------------------
                                          Mark G. Papa
                                          President and Chief Executive Officer